Exhibit 99.1

Operating capacity increased by >15% to 1.7 EH/s

Continued focus on expanding to 5.4 EH/s of self-mining capacity

Installation and assembly of 600MW transformer at Childress

Key Highlights1

Key metrics[2]	Jan-23
Average operating hashrate (PH/s)	1,575
Bitcoin mined	172
Mining revenue (US$’000)	3,464
Electricity costs (US$’000)	1,931
Revenue per Bitcoin (US$)	20,197
Electricity costs per Bitcoin (US$)	11,260 (9,835 adj)[3]

•	Corporate:
•	Additional 0.2 EH/s of miners installed at Mackenzie, increasing operating capacity by >15% to 1.7 EH/s4
•	Strategic focus remains on expanding our self-mining capacity to 5.4 EH/s utilizing data center capacity that is available and/or under construction
•	Welcomed Cesilia Kim as Chief Legal & Risk Officer and announced the retirement of Lindsay Ward, President
•	Company to release its financial results for the second quarter ended December 31, 2022 on Wednesday, February 15, 2023 Eastern Time (conference call to be hosted at 5:00 p.m. USA Eastern Time)
•	Operations (for the month of January 2023):
•	Average operating hashrate of 1,575 PH/s (+45% vs. December)
•	Monthly operating revenue of US$3.5 million (+66% vs. December)
•	172 Bitcoin mined (+40% vs. December)
•	Construction:
•	Childress (20MW – Texas, USA)
o	First data center building (20MW) structure and miner racking is complete, and internal data center electrical fit out has commenced
o	Switchgear and power distribution units (PDUs) installed
o	600MW transformer (345kV) and two 100MW transformers (138kV) installation and assembly complete, with substation structures and electrical equipment installation ongoing

1 All timing references in this investor update are to calendar quarters and calendar years, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s unadjusted electricity costs per Bitcoin mined are currently elevated primarily due to excess demand charges attributable to average unutilized power capacity (due to termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities). The adjusted electricity costs per Bitcoin mined excludes such excess demand charges (i.e., assumes unit electricity costs of ~$0.046/kWh). As our operating capacity ramps up and demand charges are amortized over a greater energy consumption, all else being equal, we currently expect our electricity cost per Bitcoin to normalize at approximately 90MW of energy usage.
4 As of January 31, 2023, compared to operating capacity of approximately 1.5 EH/s as of January 8, 2023 (per December 2022 Monthly Investor Update). Reflects operating capacity following the termination of hosting arrangements during the month of November in connection with the Group’s two outstanding limited recourse equipment financing facilities following receipt of an acceleration notice from the relevant lender under such facilities. Refer to the Company’s announcements on November 7, 2022 and November 21, 2022.

Corporate update

Operating capacity increased by >15% to 1.7 EH/s

Total Company operating capacity increased by >15% to 1.7 EH/s4. The Group has total miner capacity of 2.0 EH/s installed, in-transit or pending deployment.

Executive update

We are pleased to announce that Cesilia Kim has joined the Company as Chief Legal & Risk Officer. Cesilia has over 20 years’ experience working as a lawyer across private practice and corporate roles, having held senior executive General Counsel positions with a broad commercial and multi-disciplinary remit, including procurement, shareholder and government relations, regulatory strategy, corporate affairs, governance and legal. Cesilia previously worked at Snowy Hydro Limited, Allens and Corrs Chambers Westgarth.

Further to Cesilia’s appointment, Joanna Brand, our existing General Counsel & Company Secretary, has stepped down and is currently assisting with the transition on a part-time basis. We thank Joanna for her leadership and contribution since joining the Company in September 2021, and wish her all the best in her future endeavours.

On January 25, 2023, the Company announced the retirement of its President, Lindsay Ward. Having supported the Company’s first phase of growth post listing, Lindsay is retiring as part of his transition to non-executive director roles. Lindsay will remain with the Company until June 30, 2023 to assist with energization of the Company’s 600MW site at Childress, Texas and to provide general support to the business. We thank Lindsay for his contribution and wish him all the best in the next phase of his career. The announcement can be accessed via the following link: https://irisenergy.gcs-web.com/node/7886/html

Second quarter FY23 financial results

Iris Energy will release its financial results for the second quarter ended December 31, 2022 on Wednesday, February 15, 2023 Eastern Time and host a conference call to discuss its second quarter FY23 financial results including time for Q&A beginning at 5:00 p.m. USA Eastern Time. The webcast will be recorded, and the replay will accessible shortly after the event at https://investors.irisenergy.co/events-and-presentations

Webcast and Conference Details
Date:	Wednesday, February 15, 2023
Time:	5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or 9:00 a.m. Australian Eastern Daylight Time)

	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In with Live Q&A	Use this link

Please note, participants joining the conference call via the phone dial-in option will receive their dial-in number, passcode and PIN following registration using the link above. It would be appreciated if all callers could dial in approximately 5 minutes prior to the scheduled start time.

There will be a Q&A session after the Company delivers its second quarter FY23 financial results. Those dialling in via phone can elect to ask a question via the moderator. Participants on the live webcast have the ability to pre-submit a question upon registering to join the webcast or can submit a question during the live webcast.

Limited recourse equipment financing update

With respect to the outstanding limited recourse equipment financing facilities held by Non-Recourse SPV 2 and Non-Recourse SPV 3, and in accordance with the remedies available to the lender thereto that were previously disclosed in the Company’s announcements on November 7, 2022 and November 21, 2022, a receiver was appointed to the Non-Recourse SPVs on February 3, 2023.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception5.

5 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

The project achieved average monthly operating hashrate of 509 PH/s in January compared to 510 PH/s last month.

Mackenzie update (2.5 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 654 PH/s in January compared to 184 PH/s last month.

Prince George update (1.4 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 411 PH/s in January compared to 393 PH/s last month.

Childress update (0.7 EH/s, 20MW capacity) – Texas, USA

The first data center building (20MW) structure (inclusive of miner racking installation) is complete. Internal data center electrical fit out commenced in January, with switchgear and PDU installation complete. The substation structures and electrical equipment installation is ongoing.

The 600MW transformer (345kV) and two 100MW transformers (138kV) have been installed and assembled on site.

Childress – installation of transformer, structures, and electrical equipment	Childress – aerial view of first data center building (20MW)

Childress – 600MW transformer set on concrete pad

Community engagement

In January, our Operations Manager at Mackenzie participated in the Chamber of Commerce general meeting luncheon, the meeting focused on how community resilience can affect forest-dependent communities that are in economic transition. The Company also donated to the Mackenzie Community Arts Council to support the purchase of art supplies for community art classes.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 760MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 1,575 PH/s in January (compared to 1,086 PH/s in December), with the increase primarily attributable to the installation of additional miners at Mackenzie. The corresponding increase in Bitcoin mined (172 vs. 123 in December) and electricity costs ($1.9 million vs. $1.5 million in December) were also primarily attributable to the additional installed miners at Mackenzie. Adjusted electricity costs per Bitcoin was $9.8k in January (compared to $9.6k in December), with the increase primarily attributable to an increase in the difficulty-implied global hashrate during the period3.

Operating	Nov-22	Dec-22	Jan-22
Renewable energy usage (MW)[6]	46	35	49
Avg operating hashrate (PH/s)	1,445	1,086	1,575

Financial (unaudited)[2]	Nov-22	Dec-22	Jan-22
Bitcoin mined	151	123	172
Mining revenue (US$’000)	2,871	2,089	3,464
Electricity costs (US$’000)	1,905	1,505	1,931
Revenue per Bitcoin (US$)	18,955	16,999	20,197
Electricity costs per Bitcoin (US$)	12,581 (10,168 adj)[3]	12,244 (9,593 adj)[3]	11,260 (9,835 adj)[3]

Miner Shipping Schedule*	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating	S19j Pro[7]	18,286	1.7	1.7
Inventory – pending deployment or in transit	S19j Pro[8]	2,978	0.3	2.0
Total		21,264	2.0	2.0

6 Comprises actual power usage for Canal Flats, Mackenzie and Prince George.
7 Includes mix of lower efficiency hardware, which is estimated to represent less than 6% of the operating 1.7 EH/s.
8 Includes mix of lower efficiency hardware, which is estimated to represent less than 15% of miners in transit and/or pending deployment.

* Excludes ~3.6 EH/s of miners securing equipment financing facilities with the Company’s two remaining SPV borrowers in respect of which a receiver has been appointed (as described above).

Site	Capacity (MW)	Capacity (EH/s)[9]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	1.0	Complete	Energized
Prince George (BC, Canada)	50	1.4	Complete	Operating
Total (BC, Canada)	160	4.7
Childress (Texas, US)	20	0.7	2023	Under construction[10]
Total (Canada & USA)	180	5.4

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to, the Company’s expected power capacity and operating capacity, and the impact of an event of default and/or acceleration of amounts due under limited recourse equipment financing arrangements in the Company’s special purpose vehicles. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible, ”project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue”, ”scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

9 Reflects estimated hashrate capacity by site assuming full utilization of available data center capacity with additional Bitmain S19j Pro miners.
10 Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and while no assurance can be provided as to what actions may be taken, we expect such lender will take steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans (and potentially all such loans) and other assets securing such loans, which would result in the loss of the relevant Bitcoin miners securing such loans and materially reduce the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cashflows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with  the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of January 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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